Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our annual audited consolidated financial statements as of and for the year ended December 31, 2021 (included in our Annual Report of Foreign Private Issuer on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission or SEC, on March 23, 2022), or the 2021 Form 20-F, and their accompanying notes and the related notes and the other financial information included elsewhere in this Form 6-K. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See “—Cautionary Note Regarding Forward Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Our audited financial statements as of and for the year ended December 31, 2021 have been prepared in accordance with U.S. GAAP, and our unaudited condensed consolidated interim financial statements for the three months ended March 30, 2022, or the period, have been prepared in accordance with U.S. GAAP, “Interim Reporting,” or ASC 270. Unless stated otherwise, comparisons included herein are made to the three month period ended on March 31, 2021, or the parallel period. Unless the context requires otherwise, references in this Report on Form 6-K to the “Company”, “VBL,” “we,” “us,” and “our” refer to Vascular Biogenics Ltd. and its consolidated subsidiary.

Overview

We are a late clinical-stage biopharmaceutical company committed to developing next-generation, targeted medicines for difficult-to-treat medical conditions. Using our novel platform technologies, we have created a pipeline of therapeutics to uniquely address cancer and immune-inflammatory diseases with the goal of significantly improving patient outcomes and overcoming the limitations of currently approved treatments.

Our product candidates are built off of our two platform technologies: VTS, a gene-based technology targeting newly formed blood vessels, and Monocyte Targeting Technology, or MTT, an antibody-based technology designed to specifically inhibit monocyte migration for immune-inflammatory applications.

Recent Developments

In March 2022, we completed patient enrollment in the Phase 3 OVAL trial, a randomized, multi-center, placebo-controlled, registration-enabling clinical trial evaluating the combination of ofra-vec and paclitaxel versus placebo and paclitaxel, in patients with platinum-resistant ovarian cancer. A total of 409 patients were randomized in the trial. The OVAL trial has dual primary endpoints: progression free survival, or PFS and overall survival, or OS. Successfully meeting either primary endpoint has the potential to support a Biologics License Application, or BLA. We expect to read out top-line PFS primary endpoint data in the second half of 2022, and OS primary endpoint data in 2023. With positive PFS results, we anticipate submitting a BLA to the U.S. Food and Drug Administration, or FDA, in the first half of 2023.

In addition, the following a pre-planned safety review of the 370 patients randomized in the OVAL trial by December 31, 2021, the independent data safety monitoring committee, or DSMC, unanimously recommended that the trial continue, as planned, to the primary endpoint readouts.

In April 2022, we announced that the FDA granted fast track designation for ofra-vec in combination with paclitaxel for the treatment of platinum-resistant ovarian cancer. FDA fast track designation is granted to facilitate development and expedite the review of therapies with potential to treat serious unmet medical needs, with the goal to bring important new drugs to patients in an expedient manner.

VTS™ Platform Technology and Ofra-vec Clinical Development Program

The VTS platform is made up of three components: a viral vector, novel promoter and therapeutic gene. The viral vector is designed to deliver the genetic code into cells. The novel promoter is intended to impart specificity for angiogenic cells, and the therapeutic gene aims to execute the desired biological activity. We can use different combinations and modifications of these components to custom tailor the attributes of a VTS-based candidate to potentially enhance its profile for a specific indication. We are currently developing the VTS technology for oncology applications.

Our lead product candidate utilizing the VTS platform is ofra-vec (ofranergene obadenovec, also known as `VB-111`), which is currently being evaluated in the OVAL Phase 3 registration-enabling clinical trial in platinum resistant ovarian cancer (NCT03398655) and Phase 2 trials in recurrent glioblastoma multiforme, or rGBM, (NCT04406272) and metastatic colorectal cancer, or mCRC, (NCT04166383). Ofra-vec’s mechanism of action is designed to combine the blockade of tumor microvasculature (the blood vessels required for tumor growth) with immune recruitment to result in an anti-tumor immune response and a highly differentiated potential treatment for solid tumors. As an investigational drug engineered to work through the body’s molecular machinery, ofra-vec is designed to be activated specifically when and where it is needed. To date, over 300 patients have been dosed with ofra-vec in completed clinical trials.

Ofra-vec is a custom designed therapeutic product candidate comprised of several components and characteristics. Each individual component brings its own unique potential advantages as it relates to difficult to treat solid tumors:

1. Viral vector (Adenovirus Type 5) – Non-integrating, and non-replicating modified virus designed to deliver the gene construct to target cells and create a localized immune response in the tumor microenvironment. Unlike challenges seen with other approved and investigational therapeutics using an adeno-associated virus, our adenovirus is designed to be re-dosed chronically.

2. Promoter (PPE 1-3x) - Promoter designed to impart specificity for angiogenic endothelial cells and engineered to contain the expression of the therapeutic gene and anti-angiogenic effect to the tumor microvasculature without affecting healthy vasculature or other tissues.

3. Therapeutic gene - Chimeric pro-apoptotic death receptor comprised of TNFR1 (extracellular part) and FAS (intracellular part) (TNF-Induced death receptor). This genetic sequence is designed to take advantage of high tumor necrosis factor TNF-alpha levels in tumors to enhance activity. Once the promoter expresses the gene in the target cells and the chimeric TNF-Induced death receptor is engaged in the tumor microenvironment, it initiates a self-death process in the tumor microvasculature (blood vessels), potentially leading to vascular disruption, tumor starvation and immune recruitment.

Ofra-vec has received orphan drug designation for the treatment of ovarian cancer and for the treatment of glioma by the European Commission. The FDA granted ofra-vec orphan drug designation for the treatment of malignant glioma and fast track designation for the treatment of recurrent glioblastoma and platinum-resistant ovarian cancer in combination with paclitaxel.

A Phase 1/2 study of ofra-vec in recurrent platinum-resistant ovarian cancer was initially conducted and final results were published in a peer-reviewed publication (Arend et al., Gynecol Oncol. 2020). The data demonstrated a median OS of 498 days in the ofra-vec therapeutic-dose arm, versus 172.5 days in the low-dose arm (p=0.03). Of the evaluable patients treated with the therapeutic dose of ofra-vec, 58% had a Gynecologic Cancer Intergroup, or GCIG, CA-125 response. Ofra-vec activity signals were seen despite unfavorable prognostic characteristics (48% platinum refractory disease and 52% previous treatment with anti-angiogenics). There was a trend for favorable survival in patients who had CA-125 decrease >50% in the ofra-vec therapeutic-dose arm (808 vs. 351 days; p=0.067) implicating CA-125 as a potentially valuable biomarker for response with ofra-vec. An immunotherapeutic effect was also observed in biopsies taken from patients. In addition, hematoxylin and eosin and immunohistochemistry staining showed regions of apoptotic cancer cells and infiltration of cytotoxic CD8 T-cells following treatment with ofra-vec.

After an end-of-Phase 2 meeting with the FDA to discuss the clinical path of ofra-vec in ovarian cancer, we aligned with the FDA on our clinical plan to proceed to a Phase 3 registration-enabling trial of ofra-vec in platinum-resistant patients and initiated the OVAL Phase 3 trial. We have since completed enrollment for this global Phase 3 randomized, multi-center, placebo-controlled, registration-enabling clinical trial evaluating the combination of ofra-vec and paclitaxel versus placebo and paclitaxel, in patients with platinum-resistant ovarian cancer. A total of 409 patients have been enrolled at approximately 85 clinical sites in the United States, Europe, Israel and Japan, with the majority of the enrolled patients having previously failed Avastin and/or PARP inhibitor therapies. Patients were randomized 1:1 to ofra-vec (1x1013 viral particles, or VPs, once every eight weeks) in combination with chemotherapy (80mg/m2 paclitaxel once weekly), or to placebo plus chemotherapy. The trial includes two individual primary endpoints, PFS and OS. Based on regulatory guidance, we believe successfully meeting either primary endpoint may be sufficient to support a BLA submission. The OVAL trial is being conducted in collaboration with the GOG Foundation, Inc., a leading organization for research excellence in the field of gynecologic malignancies.

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We conducted the first pre-planned interim analysis of the OVAL trial after the first 60 enrolled subjects were evaluable for CA-125 response, an important biomarker of disease in ovarian cancer. The interim analysis was utilized to analyze futility and confirm the initial activity of ofra-vec in the OVAL trial. The DSMC reviewed unblinded data and assessed CA-125 response, measured according to the GCIG criteria, and confirmed that the study met the interim pre-specified efficacy criterion, of an absolute percentage advantage of 10% or higher CA-125 response rate for the ofra-vec treatment arm, and recommended that the study continue as planned. The cumulative CA-125 response rate in the first 60 randomized evaluable patients was 53%. Assuming a balanced randomization, the blinded CA-125 response rate in the treatment arm (ofra-vec in addition to weekly paclitaxel) was estimated to be 58%. Ofra-vec was generally well tolerated and the most common adverse event was transient mild-moderate fever. Results of the interim analysis were published in a peer-reviewed publication (Arend et al., Gynecol Oncol. 2021).

A second pre-planned interim analysis in the OVAL trial was conducted and the DSMC reviewed unblinded OS data from the first 100 enrolled subjects with a follow-up of at least three months. The DSMC also looked at the CA-125 response rate and safety information. The DSMC recommended that the study continue as planned. Additional DSMC meetings have been conducted in 2021 and 2022, after the randomization of 200, 300, and 370 patients, respectively, and the DSMC found no safety issues with the trial and recommended its continuation as planned. We expect to read out top-line PFS primary endpoint results in the second half of 2022 and OS primary endpoint data in 2023. With positive PFS results, we anticipate submitting a BLA with the FDA in the first half of 2023.

We conducted a Phase 2 open-label, dose-escalating trial that enrolled patients with advanced, recently-progressive, differentiated thyroid cancer that was unresponsive to radioactive iodine, in two cohorts. Most patients had tumors that had not responded to multiple therapies prior to enrollment, including radiation and kinase inhibitors. In the first cohort, 13 patients received a single intravenous infusion of ofra-vec at a sub-therapeutic dose of 3x10e12 VP. The second cohort included 17 patients, who received ofra-vec at a therapeutic dose of 10e13 VP every two months until disease progression. One patient proceeded from a single low dose to later receive multiple high doses at progression and was included in both groups (for PFS analysis only). The primary endpoint of the trial was defined as six-month PFS, or PFS-6. Forty-seven percent (47%; 8/17) of patients in the therapeutic-dose cohort reached PFS-6, versus 25% (4/12) in the sub-therapeutic cohort, demonstrating a dose response. Reduction in tumor measurement after the first dose was seen in 44% (7/16) of patients in the therapeutic-dose cohort, compared to 9% (1/11) in the sub-therapeutic-dose cohort. An OS benefit was seen, with a tail of more than 40% at 3.7 years for the therapeutic-dose cohort (median OS of 684 days).

In a Phase 2 trial for rGBM, patients who were primed with ofra-vec monotherapy that was continued after progression with the addition of Avastin showed a significantly longer OS (414 vs 223 days; HR 0.48; p=0.043) and PFS advantage (90 vs 60 days; HR 0.36; p=0.032) compared to a cohort of patients that had limited exposure to ofra-vec (monotherapy until progression). Full study results were published in a peer reviewed publication (Brenner et al., Neuro Oncol. 2019). Objective radiographic responses were seen during the ofra-vec monotherapy phase and responders exhibited specific imaging characteristics related to ofra-vec’s expected mechanism of action.

We conducted the Phase 3 GLOBE trial in rGBM comparing upfront concomitant administration of ofra-vec, without priming, and Avastin to Avastin monotherapy. The treatment did not improve OS and PFS outcomes in rGBM, which conflicted with the results seen in our Phase 2 study where an ofra-vec monotherapy priming regimen was used. The full study results were published in a peer-reviewed publication (Cloughesy et al. Neuro Oncol. 2019). We, and the paper’s authors, attribute the contradictory outcomes between the Phase 2 and Phase 3 trials as being related to the lack of ofra-vec monotherapy priming in the GLOBE study, providing clinical, mechanistic and radiographic support for this hypothesis. In-vivo preclinical data demonstrated that Avastin appeared to neutralize the effect of ofra-vec by inactivating the angiogenic process that ofra-vec depends on.

A new Phase 2 clinical trial investigating ofra-vec for the treatment of rGBM has since been initiated. The Phase 2 trial, sponsored by Dana-Farber Cancer Institute in collaboration with a group of top neuro-oncology medical centers in the United States, is investigating neo-adjuvant and adjuvant treatment with ofra-vec in rGBM patients undergoing a second surgery and looks to replicate the Phase 2 results in rGBM, utilizing the ofra-vec monotherapy priming regimen that was not used in the Phase 3 GLOBE trial. Enrollment in this trial is ongoing and we expect preliminary data from this trial in 2022. We do not believe that the results and confounding factors from the GLOBE trial will necessarily have implications on the prospects for ofra-vec in other regimens or tumor types.

Ofra-vec is also being evaluated in a Phase 2 clinical trial in combination with Opdivo (nivolumab), an immune checkpoint inhibitor, for the treatment of mCRC, under a cooperative research and development agreement with the U.S. National Cancer Institute, or NCI. NCI serves as the sponsor for this trial. The open label exploratory Phase 2 trial will investigate if priming with ofra-vec can recruit immune cells into the tumor and turn the colorectal tumors from being immunologically “cold” to “hot.” The purpose of the study is to determine whether the immune recruitment seen in other organ tumors from previous ofra-vec clinical trials can be replicated in the gut immune system which is in continuous contact with viruses, bacteria and foreign proteins and may behave differently than the rest of the body. Preliminary data from this trial are expected in 2022 and will determine whether we should further explore this indication.

We have built a new gene therapy manufacturing plant in Modi’in, Israel, which we expect to be the commercial facility for production of ofra-vec, if approved. The Modi’in facility is the first commercial-scale gene therapy manufacturing facility in Israel (20,000 sq. ft.). The facility has been certified by a European Union, or EU, Qualified Person, or QP, as being in compliance with EU Good Manufacturing Practices, and ofra-vec produced from the facility was permitted for use in clinical studies in the United States, including the Phase 3 OVAL trial, by the FDA in August 2021.

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We have an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers: 4571), or NanoCarrier, for the development, commercialization and supply of ofra-vec in Japan. We retain rights to ofra-vec in all other territories globally. Under terms of the agreement, we granted NanoCarrier an exclusive license for ofra-vec in Japan in all indications. We will supply NanoCarrier with ofra-vec, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. Per the terms of the license, we received an up-front payment of $15 million, and are entitled to receive more than $100 million in development and commercial milestone payments if certain development and commercial milestones are achieved. We will also receive tiered royalties on net sales in the high-teens.

Monocyte targeting Technology (MTT) and VB-601 Development Program

The second technology we are developing is an antibody-based approach to target monocytes and block their ability to infiltrate tissue and cause inflammation. Our lead MTT candidate, VB-601, is an investigational proprietary monoclonal antibody that binds the MOSPD2 receptor, which we call the “mono-walk” receptor, and is engineered to specifically prevent monocytes from exiting the blood stream and traveling to inflamed tissues. Monocytes are one of the key cell types in inflammation and particularly implicated in being responsible for the chronicity of disease. VB-601 is designed to offer a novel and differentiated approach in the landscape of current anti-inflammatory agents, most of which target pro-inflammatory molecules and work through T and B lymphocytes but are not targeted to the monocyte cells. Based on our preclinical in-vivo and human ex-vivo data, we believe VB-601 has potential utility in a wide range of immune-inflammatory diseases, such as multiple sclerosis (relapsing-remitting (RRMS) and progressive (PMS)), rheumatoid arthritis; psoriatic arthritis; non-alcoholic steatohepatitis; inflammatory bowel disease (including Crohn’s disease and ulcerative colitis); and other immune-inflammatory diseases. We had a successful pre-IND meeting with the FDA regarding our development plan and have since completed IND-enabling toxicology studies that demonstrated a favorable tolerability profile that supports moving VB-601 into the clinic. We expect to initiate a first in human clinical trial in the second half of 2022.

Corporate Information

We commenced operations in 2000, and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, developing our platform technologies and our product candidates, including conducting preclinical studies and clinical trials of ofra-vec and VB-601, and programs we are no longer pursuing. To date, we have funded our operations through private sales of preferred shares, a convertible loan, public offering and grants from the Israeli Office of Chief Scientist, or OCS, which has later transformed to the Israeli Innovation Authority, or IIA, under the Israel Encouragement of Research and Development in Industry, or the Research Law. We have no products that have received regulatory approval and accordingly have never generated regular revenue streams. Since our inception and through March 31, 2022, we had raised an aggregate of $325.7 million to fund our operations, including $29.2 million from IIA grants.

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Since inception, we have incurred significant losses. Our loss for the period was $10.4 million. For the years ended December 31, 2021 and 2020, our loss was $29.9 million and $24.2 million, respectively. We expect to continue to incur significant expenses and losses for at least the next several years and increased expenses related to our development programs, including expenses related to commercialization activities for ofra-vec and the initiation of new clinical trials. As of March 31, 2022, we had an accumulated deficit of $272.5 million. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, and our expenditures on other research and development activities.

As of March 31, 2022, we had cash and cash equivalents, short-term bank deposits and restricted bank deposits of $44.8 million. To fund further operations and obtain regulatory approval for our product candidates, we may need to raise additional capital, and we will require additional capital to commercialize and market any products that receive regulatory approval, including full commercialization activities. We may seek to raise capital to pursue additional activities, which may be through a combination of private and public equity offerings, government grants, debt, strategic collaborations and licensing arrangements. Additional financing may not be available when we specifically need it or may not be available on terms that are favorable to us. As of March 31, 2022, we had 41 employees, 39 of which were operating out of our facility in Modi’in, Israel, with two additional employees working out of our U.S. based subsidiary.

The Impact of COVID-19 on Business Operations and Clinical Trials

We have implemented safety measures designed to comply with applicable guidelines in Israel and in our U.S. office in response to the ongoing COVID-19 pandemic. So far, our key operations have been largely uninterrupted by this pandemic. According to Israeli regulations, as a pharmaceutical company producing potential therapies for cancer patients, our headquarters is considered an essential facility and are therefore exempt from many labor work restrictions even under emergency conditions such as the ongoing COVID-19 pandemic. Our gene therapy pharmaceutical grade manufacturing plant in Modi’in, Israel continues to operate as normal. However, like other companies in the industry, we are experiencing supply chain interruptions, mostly regarding raw materials and disposables used for cell and gene therapy production. Although we have sufficient ofra-vec supply for our clinical trials, the nature of the pandemic is highly uncertain, and we may encounter interruptions or delays in the future that may affect ofra-vec production, process validation and optimization, and ultimately our planned BLA filing. At this time, our preclinical programs and research activities continue unabated in our facilities in Israel, but we are exposed to potential delays by third-party vendors. While we believe that the fundamentals of our business remain strong, the extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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Financial Overview

Revenues and Cost of Revenues

Since inception, we have generated cumulative revenues of approximately $16.8 million primarily from an exclusive license agreement for the development, commercialization, and supply of ofra-vec in Japan for all indications. The generated revenues comprise upfront and milestone payments. The cost of revenues associated with these revenues was approximately $1.6 million.

We do not expect to receive any other revenue from any product candidates that we develop unless and until we obtain regulatory approval and commercialize our products, meet regulatory milestones in relation to our existing collaborative agreements, or enter into new collaborative agreements with third parties.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of both of our platform technologies and our product candidates. Those expenses include:

●	employee-related expenses, including salaries and share-based compensation expenses for employees in research and development functions;

●	expenses incurred in operating our laboratories and manufacturing facility;

●	expenses incurred under agreements with clinical research organizations and investigative sites that conduct our clinical trials;

●	expenses relating to outsourced and contracted services, such as external laboratories, consulting and advisory services;

●	supply, development and manufacturing costs relating to clinical trial materials;

●	maintenance of facilities, depreciation and other expenses, which include direct and allocated expenses for rent and insurance; and

●	costs associated with preclinical and clinical activities.

Research and development activities are the primary focus of our business. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. Our research and development expenses may increase in absolute dollars in future periods as we continue to invest in research and development activities related to the development of our platform technologies and product candidates. In particular, our research and development expenses may increase as we develop ofra-vec beyond ovarian cancer and continue its clinical development in other oncology indications. In addition, our research and development expenses may increase as we move our VB-601 product candidate into clinical development.

Research and development expenses are recognized as incurred. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of March 31, 2022, we did not have any capitalized development costs.

We have received grants from the IIA as part of the research and development programs for our VTS and other platform technologies. The requirements and restrictions for such grants are found in the Research Law. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs, including ofra-vec. The total gross amount of grants actually received by us from the IIA, including accrued interest as of March 31, 2022, totaled $37.6 million.

Information on our liabilities and the restrictions that we are subject to under the Research Law in connection with the IIA grants that we have received is detailed in the 2021 Annual Report.

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Under applicable accounting rules, grants from the IIA have been accounted for as an off-set against the related research and development expenses in our financial statements. As a result, our research and development expenses are shown on our financial statements net of the IIA grants.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions such as salaries, benefits and share-based compensation. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, communication expenses, and professional fees for legal services, patents and portfolio maintenance, consulting, commercialization, auditing and accounting services.

Financial Expenses (Income), Net

Financial income is comprised of interest income generated from interest earned on our cash, cash equivalents and short-term bank deposits and gains and losses due to fluctuations in foreign currency exchange rates, mainly in the appreciation and depreciation of the NIS exchange rate against the U.S. dollar.

Financial expenses primarily consist of calculated interest expenses from our lease liabilities and gains and losses due to fluctuations in foreign currency exchange rates.

Taxes on Income

We have not generated taxable income since our inception and had carry forward tax losses as of December 31, 2021 of $222.0 million. We anticipate that we will be able to carry forward these tax losses indefinitely to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

We recognize full valuation allowance because we do not expect taxable income.

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Results of Operations

Comparison of three-month period ended March 31, 2022 and 2021 (in thousands):

	Three Months Ended		Increase
	March 31,		(decrease)
	2022	2021	$
	(in thousands)
	(unaudited)

Revenues	$113	$185	$(72)
Cost of revenues	(55)	(90)	35
Gross profit	58	95	(37)
Expenses:
Research and development, gross	7,486	4,769	2,717
Government grants	(26)	-	(26)
Research and development, net	7,460	4,769	2,691
General and administrative	3,162	1,673	1,489

Operating loss	10,564	6,347	4,217
Financial income, net	(136)	(64)	(72)
Loss	$10,428	$6,283	$4,145

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Revenues

Revenues for the three months ended March 31, 2022 were $0.1 million, compared to $0.2 million for the parallel period in 2021.

Cost of revenues was $0.1 million for each of the three months ended March 31, 2022 and 2021. Cost of revenue is attributed to the labor costs and other expenses related to the performance obligations that were delivered during the period.

Research and development expenses, net

Research and development expenses are shown net of IIA grants. Research and development expenses, net, for the three months ended March 31, 2022 were approximately $7.5 million, compared to approximately $4.8 million in the parallel period, an increase of approximately $2.7 million. The increase in research and development expenses, net, was mainly related to the increase in activity in the Phase 3 OVAL trial and chemistry, manufacturing and controls development for ofra-vec in anticipation of a biologics license application submission with the FDA.

General and administrative expenses

General and administrative expenses for the three months ended March 31, 2022 were $3.2 million, compared to $1.7 million for the parallel period, an increase of $1.5 million. This increase is mainly attributed to share-based compensation expense and U.S. operational and professional costs compared to the parallel period.

Financial expenses (income), net

Financial income, net, was approximately $0.1 million for each of the three months ended March 31, 2022 and 2021.

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Liquidity, Capital Resources, and Financial Condition

Since our inception and through March 31, 2022, we have raised an aggregate of $325.7 million to fund our operations, including $29.2 million from IIA grants. Our primary uses of cash have been to fund working capital requirements and research and development, and we expect these will continue to represent our primary uses of cash. We intend to use our cash resources, together with the proceeds from our previous offerings, to advance clinical programs, working capital, certain commercialization activities, and other general corporate purposes.

We expect to continue to incur significant operating losses for the foreseeable future and may never become profitable. Our losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials, the receipt of payments under any future collaborations we may enter into, commercialization activities, and our expenditures on other research and development activities.

In December 2021, we announced that we were selected for €17.5 million of blended funding by the European Innovation Council, or EIC, Accelerator. The funding is comprised of a €2.5 million grant and an additional €15 million direct equity investment by the EIC. We are currently moving through the grant process and expect to receive the initial grant payment and equity investment in the coming months. However, the funding process can be lengthy, including establishing and arranging for implementation of the investment and finalization of documentation. The funding is also subject to meeting the specific requirements of the program and there can be no assurance that we meet and will continue to meet these requirements in order to receive the funding.

On February 11, 2022, we terminated our at-the-market facility with Oppenheimer & Co. Inc. and entered into an at-the-market facility with Jefferies LLC, or Jefferies, pursuant to an Open Market Sale AgreementSM with Jefferies, or the Jefferies ATM, providing for the offer and sale from time to time of our ordinary shares having an aggregate offering price of up to $50.0 million. We have not yet sold any ordinary shares under the Jefferies ATM.

On March 31, 2022, we had cash, cash equivalents, short-term bank deposits and restricted bank deposits totaling $44.8 million and working capital of $35.5 million. We expect that our cash and cash equivalents and short-term bank deposits will be sufficient to fund our current operating plans for at least the next 12 months from the date of the readout of top-line PFS data from the Phase 3 OVAL trial (data we anticipate receiving in the second half of 2022). We have based this expectation on assumptions that may prove to be incorrect, and we may use our available capital resources sooner than we currently expect. We are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development and commercialization, if approved, of ofra-vec and our other product candidates. Our future capital requirements will depend on many factors, including:

●	the costs, timing and outcome of regulatory review of ofra-vec and any other product candidates we may pursue;

●	the costs of future development activities, including clinical trials, for ofra-vec, VB-601 and any other product candidates we may pursue;

●	the costs of commercialization activities for ofra-vec, if approved;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

●	the extent to which we acquire or in-license other products and technologies; and

●	our ability to establish any future collaboration arrangements on favorable terms, if at all.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. In any event, we might require additional capital to obtain regulatory approval for our product candidates, and we will require additional capital to commercialize and market any products that receive regulatory approval, including full commercialization activities. We do not currently have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures, declaring dividends, or entering into a strategic partnership. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market ofra-vec and any other product candidates that we would otherwise prefer to develop and market ourselves.

At present, we have no bank line of credit or other fixed source of capital reserves. Should we need additional capital in the future, we will be primarily reliant upon a private or public placement of our equity or debt securities, government grants, or a strategic transaction, and there is no guaranty that we will be successful in such efforts. If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. This could affect future development and business activities and clinical studies and/or other ventures. Failure to obtain additional equity or debt financing will have a material, adverse impact on our business operations. There can be no assurance that we will be able to obtain the needed financing to achieve our goals on acceptable terms or at all.

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Three Months Ended March 31,
	2022	2021
	(in thousands)
	(unaudited)
Cash used in operating activities	$(8,297)	$(6,011)
Cash (used in) provided by investing activities	(440)	4,874
Cash provided by financing activities	-	12,078
Net (decrease) increase in cash and cash equivalents	$(8,737)	$10,941

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Operating Activities

Net cash used in operating activities was approximately $8.3 million for the three months ended March 31, 2022, as compared to approximately $6.0 million for the parallel period. Net cash used in operating activities in the three months ended March 31, 2022 was primarily the result of our $10.4 million net loss, partially offset by a $0.8 million net increase in working capital and an aggregate of $1.3 million in non-cash charges. Net cash used in operating activities for the parallel period was $6.0 million and consisted of a net loss of $6.3 million arising primarily from research and development activities in addition to a net increase in working capital of $0.4 million, partially offset by aggregate non-cash charges of $0.7 million.

Investing Activities

Net cash used in investing activities was approximately $0.4 million for the three months ended March 31, 2022, as compared to $4.9 million provided by investing activities in the parallel period. Net cash used in investing activities for the three months ended March 31, 2022 was primarily due to the purchase of $0.4 million in fixed assets. Net cash provided by investing activities was $4.9 million for the parallel period primarily due to the maturation of short-term bank deposits of $5.0 million.

Financing Activities

There were no financing activities for the three months ended March 31, 2022. In the parallel period, $12.1 million net cash provided by financing activities was mainly due to share purchases and the exercise of warrants issued in May 2020, as well as sales under our prior at-the-market facility with Oppenheimer.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of foreign currency exchange rates. Approximately 33% of our expenses in the three months ended March 31, 2022 were denominated in New Israeli Shekels or NIS. Changes of 5% in the US$/NIS exchange rate will increase or decrease the operating expenses by up to 1%.

Foreign Currency Exchange Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as some of our assets are linked to NIS, as are some of our liabilities. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our operating cost is NIS denominated.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Cautionary Note Regarding Forward-Looking Statements

This report on Form 6-K contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

●	the initiation, timing, progress and results of our preclinical and clinical trials, including the OVAL trial, and our research and development programs;
●	our expectations about the availability and timing of data from our clinical trials;
●	our ability to advance product candidates into, and successfully complete, clinical trials;
●	our plans for pipeline expansion and future clinical trials;

●	our ability to manufacture our product candidates in sufficient quantities for clinical trials and, if appropriate, commercialization;
●	the timing or likelihood of regulatory filings and approvals, including data required to file for regulatory approval;
●	the commercialization of our product candidates, if approved;
●	potential advantages of our product candidates;
●	the pricing and reimbursement of our product candidates, if approved;
●	our ability to develop and commercialize additional product candidates based on our platform technologies;

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●	our business strategy;
●	the implementation of our business model, strategic plans for our business, product candidates and technology;
●	the scope and duration of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	our ability to establish and maintain collaborations and the benefits of such collaborations;
●	our ability to maintain our level of grant funding or obtain additional grant funding;
●	developments relating to our competitors and our industry;
●	our anticipated loss of foreign private issuer status, and
●	other risks and uncertainties, including those listed in “Item 3. Key Information-D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, without limitation:

●	We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.
●	We have never generated any revenue from product sales and may never be profitable.
●	We may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
●	We have received and may continue to receive Israeli or other governmental grants to assist in the funding of our research and development activities. If we lose our funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects and implementing technological improvements, which would harm our operating results.
●	We have been selected for €17.5 million of funding from the Horizon Europe EIC Accelerator Program, which funding is subject to a lengthy process, including finalization of agreements, prior to receipt, which we may not successfully achieve.
●	We are highly dependent on the success of ofra-vec in oncology applications, and our platform technologies in general, and we cannot be certain that any of them will receive regulatory approval or be commercialized. Any failure to successfully develop, obtain regulatory approval for and commercialize ofra-vec for cancer indications or any other product candidates, independently or in cooperation with a third party collaborator, or the experience of significant delays in doing so, would compromise our ability to generate revenue and become profitable.
●	Our product candidates are based on novel technologies, which makes it difficult to predict the time and cost of product candidate development and potential regulatory approval.
●	We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in our clinical trials, which could delay or prevent clinical trials of our product candidates.
●	We may encounter substantial delays in our clinical trials or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
●	The results from our clinical trials may not be sufficiently robust to support the submission for marketing approval for our product candidates. Before we submit our product candidates for marketing approval, the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, may require us to conduct additional clinical trials, or evaluate subjects for an additional follow-up period.
●	Legislative and regulatory activity may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.
●	We expect to rely on third parties to conduct some or all aspects of our product manufacturing, protocol development, research and preclinical and clinical testing, and these third parties may not perform satisfactorily.
●	We intend to at least partially rely on third-party manufacturers to produce commercial quantities of any of our product candidates that receives regulatory approval, but we have not entered into binding agreements with any such manufacturers to support commercialization. Additionally, these manufacturers do not have experience producing our product candidates at commercial levels and may not pass regulatory inspections or achieve the necessary regulatory approvals or produce our product candidates at the quality, quantities, locations and timing needed to support commercialization.

●	Our future success depends on our ability to retain key employees, consultants, and advisors and to attract, retain and motivate qualified personnel.
●	Pandemics, such as the ongoing COVID-19 pandemic, could have an adverse impact on our developmental programs and our financial condition.
●	We depend on our license agreement with Janssen Vaccines & Prevention B.V. and if we cannot meet requirements under such license agreement, we could lose the rights to our products, which could have a material adverse effect on our business.
●	The market price of our ordinary shares may be highly volatile, and you may not be able to resell your shares at the purchase price.
●	We are currently a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. Additionally, we cannot be certain if the reduced disclosure requirements applicable to our status as a foreign private issuer, will make our ordinary shares less attractive to investors.
●	We expect to lose our foreign private issuer status, which will require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses, even if we are able to qualify as a “smaller reporting company.”

Additional discussion of the risks, uncertainties and other factors described above, as well as other risks and uncertainties material to our business, can be found under “Item 3. Key Information-D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021, and we encourage you to refer to that additional discussion. You should not place undue reliance on these forward-looking statements, which represent our plans, objectives, estimates, expectations and intentions only as of the date of this filing. Our actual future results and the timing of events may be materially different from what we expect, and we cannot otherwise guarantee that any forward-looking statement will be realized. We hereby qualify all of our forward-looking statements by these cautionary statements. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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